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                                                                      EXHIBIT F


                             PRIVATE & CONFIDENTIAL

                               September 10, 2001



Mr. Alfred L. Simon, Director
IIC Industries, Inc.
171 Madison Ave.
New York, NY 10016


     Dear Mr. Simon :

     You have advised us that IIC Industries, Inc. ("IIC Industries", or the "Company") is contemplating a tender offer (the "Proposed Transaction") by CP Holdings Ltd. ("CP Holdings" or the "Acquirer") for approximately 1,209,085 shares of Common Stock of the Company pursuant to a non-binding Letter of Intent and Term Sheet dated June 22, 2001 (the "Letter of Intent"). The purpose of the Proposed Transaction is to take the Company private by making it a wholly-owned subsidiary of CP Holdings. You have requested our opinion as to the fairness of the Proposed Transaction from a financial point of view to the Shareholders of Common Stock of IIC Industries.

     CP Holdings, through its wholly owned subsidiary, Kenyon Phillips Limited, owns approximately 78.8% of the Company's issued and outstanding common shares (the "IIC Industries Common Stock"). The Letter of Intent contemplates a tender offer by CP Holdings to purchase the remaining 21.2% of the outstanding shares (approximately 1,209,085 shares as of the date hereof) of IIC Industries Common Stock at a purchase price of $10.00 per share, net to the seller in cash, without interest. Assuming all of the shares are tendered, we estimate the value of the Proposed Transaction to be approximately $12.1 million.

     Jesup & Lamont Capital Markets, Inc., as part of its investment banking business, engages in the valuation of businesses, assets and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. We have been engaged by IIC Industries' Board of Directors to render this opinion in connection with the Proposed Transaction and will receive a fee from IIC Industries for our services.

     In conducting our analysis and arriving at our opinion, we have considered such financial and other information, as we deemed appropriate including, among other things, the following:

   i) Audited consolidated annual reports and financial statements of IIC Industries Inc. and Danubius Hotel Rt. for the fiscal years ended December 31, 1999, 2000 and unaudited financial statements for the six months ending June 30, 2001.

   ii) Audited financial statements, including balance sheet, profit and loss statement and cash flow analysis for Zoko for the year ended December 31, 2000. Unaudited financial statements for the nine months ended September 30, 2000 for Israel Tractor & Equipment. Combined unaudited financials for Zoko and Israel Tractor & Equipment. Unaudited financial statements for Zoko including Israel Tractor & Equipment for the six months ended June 30, 2001.

   iii) Audited and unaudited financial statements including balance sheet, profit and loss statement and cash flow analysis for Agrimill and Kompakt for the year ended December 31, 2000 and the six months ended June 30, 2001.

   iv) Audited and unaudited financial statement including balance sheet, profit and loss statement and cash flow analysis for Balton CP Limited for the year ended December 31, 2000 and the six months ended June 30, 2001.


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   v)    Certain internal financial analyses and forecasts prepared by IIC and by the respective managements for the subsidiaries; which include annual budgets and forecasts for Balton, Kompakt, Danubius, Agrimill and Zoko.

   vi) Certain other financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company in addition to outside research reports for the European hospitality and lodging industry and for Danubius Hotels Rt.;

   vii) Discussions with IIC and the respective managements for each of the subsidiaries regarding business, operations, assets, financial condition and prospects. The discussions were held with: Janos Tobias VP of Finance at Danubius, Gabor Boer, Financial Director at Investor Group, Jozef Ferenc Polgar of Agrimill and the CEO of Zoko, Yossi Smirra, and the CFO of Zoko, Shaul Gilad;

   viii) Historical financial results, market valuation and common stock trading histories of certain publicly-held companies which we deemed comparable to the Company;

   ix) Form of Offer to Purchase, Form of Letter of Transmittal, Letter of Intent, a draft of Schedule TO Tender Offer Statement (together with the exhibits attached thereto, the "Tender Offer Statement") , and other information deemed relevant to our examination of the Company and the Proposed Transaction.

     We have taken into account our assessment of the general economic, market financial and other conditions, our experience with respect to similar transactions, as well as our knowledge of the industries in which IIC Industries generally operates. Our opinion is based solely on the information made available to us by the Company and conditions as of the date hereof.

     We have assumed that the Letter of Intent has not been amended and is still in full force and effort and the definitive Offer to Purchase and related documents (collectively, the "Offer to Purchase"), as well as any other documents submitted to us in draft form will be substantially in the form of the draft provided to us. We have relied upon the accuracy and completeness of all of the financial, contractual and other information provided to us by the Company for the purposes of rendering our opinion and we have not assumed any responsibility for, nor undertaken any independent verification of, such information. With respect to the financial analyses and forecasts supplied to us (including forecasts of future financial projections, forecasts of funding needed to support the current and projected financial condition of IIC Industries and subsidiaries; estimations of amounts and payment schedules of liabilities outstanding as of June 30, 2001), we have assumed that such data, analyses and forecasts were reasonably prepared based on the best currently available estimates and judgments of IIC Industries senior management as to the recent and likely future performance of its operations. Accordingly, we express no opinion with respect to the accuracy of such analyses or forecasts or the assumptions on which they are based.

     We have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostat copies, the authenticity of the originals of such copies, the legal capacity of all natural persons and the genuineness of the signatures of all natural persons.

     We have assumed that the Proposed Transaction will be consummated in accordance with the terms set forth in the Letter of Intent, and as set forth in the Tender Offer Statement and Offer to Purchase. We were not asked to consider and our opinion does not address the relative merits of the Proposed Transaction as compared to any transaction in which IIC Industries might engage. Furthermore, we have not commissioned an independent evaluation or appraisal of the assets or liabilities of and have not been furnished with any such evaluation. Therefore, we express no opinion as to the future success of either IIC, or its subsidiaries as an ongoing concern.

     Our opinion is limited to and based upon the information actually obtained by us from the Company, without any additional or independent review of records of, or pertaining to the Company, and we have not conducted any other investigation other than as specifically set forth herein.


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     You are hereby entitled to reproduce this opinion, in whole but not in part, in the Company's Tender Offer Statement or as required by applicable law; provided, however, that any excerpt or reference to this opinion (including any summary thereof) in such document must be approved by us in advance in writing. Notwithstanding the foregoing, this opinion does not constitute a recommendation to you or any board member of IIC Industries to vote in favor of the Proposed Transaction. We were engaged by you to assist you in formulating your recommendation to the Board of Directors of IIC Industries with respect to the Proposed Transaction and this opinion has been rendered to you in connection with the discharge by you of your fiduciary obligations. We have advised you that we do not believe that any person (including a shareholder of IIC Industries) other than you and the Board of Directors of the Company has the legal right to rely upon this opinion for any claim arising under state law and that, should any claim be brought against us, this assertion will be raised as a defense. In the absence of this governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of any person under federal securities laws or on your rights or responsibilities or the rights or responsibilities of IIC's Industries Board of Directors under applicable state law. Therefore the opinion may not be relied upon by any other person or entity other than the addresses hereof, and by the Board of Directors of the Company in its consideration of your recommendations.


     Based upon and subject to the foregoing, and based upon such other matters we consider relevant, it is our opinion that, as of the date hereof and based on conditions as they exist as of the date hereof, the terms and conditions set forth in the Agreement falls within the valuation range, of $7.93 to $12.70, and therefore appears fair and reasonable from a financial point of view to the Company's Shareholders of Common Stock.



                                        Very truly yours,


                                        JESUP & LAMONT CAPITAL MARKETS, INC.




                                        By:
                                            -------------------------
                                            Michael S. Zarriello,
                                            Senior Managing Director

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